Exhibit 99.1

CARDERO RESOURCE CORP.
(the “Company”)

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7 (the “Former Auditor”), to Smythe Ratcliffe LLP, Chartered Accountants, of 355 Burrard Street, 7th Floor, Vancouver, British Columbia, Canada V6C 2G8 (the “Successor Auditor”), effective as of the 16th day of October 2014.

The Former Auditor resigned at the request of the Company. The resignation of the Former Auditor and the appointment of the Successor Auditor, both effective October 16, 2014, have been considered and approved by the audit committee of the Company’s board of directors and by the full board.

There were no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the Company’s two most recently completed financial years nor for any period subsequent to the period for which an audit report was issued up to and including October 16, 2014.

In the opinion of the Company’s audit committee and board of directors, there are no reportable events between the Company and the Former Auditor.

DATED at Vancouver, British Columbia, this 16th day of October, 2014.

CARDERO RESOURCE CORP.

Per:	(signed) Blaine Bailey
Blaine Bailey, Chief Financial Officer